Alcon, Inc.

Exhibit 99.1


Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
Systane
OPTI-FREE Express
TRAVATAN
Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on February 9, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2005, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.


Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon

Management Presentation by

Cary Rayment
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO

Business Overview

Cary Rayment

Chairman, President & CEO

Global Sales


$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$952.7
+10.7%
$1,054.9
$3,913.6
+11.6%
$4,368.5
Q4 2004
Q4 2005
YTD 2004
YTD 2005

(dollars in millions)

Fourth Quarter Earnings Highlights

	Q4 05	Q4 04	Growth
Net Earnings	$ 60.7	$ 187.3	(67.6)%
Non-GAAP adjustments	$ 207.7	$ --	
Net Earnings as adjusted*	$ 268.4	$ 187.3	43.3%
Diluted EPS	$ 0.19	$ 0.60	(68.3)%
Non-GAAP adjustments	$ 0.67	$ --	
Diluted EPS as adjusted*	$ 0.86	$ 0.60	43.3%

*2005 excludes the after-tax impact of the patent judgment of $196.7 million and the United Kingdom facility damages of $11.0 million recorded in Q4 2005. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions, except per share amounts)


Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon

Full Year Earnings Highlights

	2005	2004	Growth
Net Earnings	$ 931.0	$ 871.8	6.8%
Non-GAAP adjustments	$ 207.7	$ (57.6)	
Net Earnings as adjusted*	$ 1,138.7	$ 814.2	39.9%
Diluted EPS	$ 2.98	$ 2.80	6.4%
Non-GAAP adjustments	$ 0.67	$ (0.18)	
Diluted EPS as adjusted*	$ 3.65	$ 2.62	39.3%

*2005 excludes the after-tax impact of the patent judgment of $196.7 million and the United Kingdom facility damages of $11.0 million recorded in Q4 2005. 2004 excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions, except per share amounts)

Financial Review

Jacqualyn Fouse

Senior Vice President Finance and CFO

Q4 2005 Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	$ 1,054.9	10.7%	13.0%
United States	$ 518.8	13.8%	13.8%
International	$ 536.1	7.9%	12.2%

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

2005 Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	$ 4,368.5	11.6%	10.5%
United States	$ 2,195.4	10.3%	10.3%
International	$ 2,173.1	13.0%	10.8%

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Geographic Sales Breakdown

2005 Full Year


27.4%
50.3%
7.2%
15.1%
United States
EURMEA
Japan
Rest of World

2004 Full Year


27.6%
50.9%
7.7%
13.8%
United States
EURMEA
Japan
Rest of World

Sales by Market Development

Full Year 2005 Sales Growth Rate



25%
20%
15%
10%
5%
0%
24.1%
17.7%
9.9%
9.5%
Developed
Emerging Markets
Reported
Constant Currency

Emerging markets contributed 13% of Full Year 2005 Sales

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Pharmaceutical Sales


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+14.1%
+14.6%
$346.6
$395.3
$1,542.6
$1,767.7
Q4 2004
Q4 2005
YTD 2004
YTD 2005

(dollars in millions)

Pharmaceutical Business Factors

- Key brand development driving broad market share gains
- *Travatan*® formulary success
- *Nevanac*™ launch
- *Patanol*® & *TobraDex*® defend leadership
- Continued shift toward higher margin products

Surgical Sales


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$472.9
+10.7%
$523.5
$1,814.4
+11.2%
$2,016.9
Q4 2004
Q4 2005
YTD 2004
YTD 2005

(dollars in millions)

Surgical Business Factors

- Success of *AcrySof*® *ReSTOR*®
- IOL market share gains
- Continued adoption of phaco procedure in emerging markets
- Shift toward higher margin products

AcrySof® ReSTOR® Sales

	Q1 05	Q2 05	Q3 05	Q4 05	2005 Total
US	$ --	$ 2.9	$ 13.1	$ 19.3	$ 35.3
International	$ 3.2	$ 4.7	$ 4.7	$ 6.3	$ 18.9
Total	$ 3.2	$ 7.6	$ 17.8	$ 25.6	$ 54.2

(dollars in millions)

AcrySof® ReSTOR® Training

- 4,700 physicians through initial training
- 2,900 physicians completed all requirements
- 2,000 physicians implanting

Consumer Sales



$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$133.2
+2.2%
$136.1
$556.6
+4.9%
$583.9
Q4 2004
Q4 2005
YTD 2004
YTD 2005

(dollars in millions)

Consumer Business Factors

- *Systane*® market share gains
- Growth of *Opti-Free*® *Express*® despite competitive market environment
- Decline of older contact lens disinfectants
- Strong prescription growth from optometric channel

Q4 2005 Income Statement Detail

	Reported Q4 05	% of Sales	Adjusted Q4 05*	% of Sales	Q4 04	% of Sales
Gross Profit	$ 799.2	75.8%	$ 802.4	76.1%	$ 683.7	71.8%
SG & A	$ 585.3	55.5%	$ 339.8	32.3%	$ 324.1	34.0%
R & D	$ 118.9	11.3%	$ 118.9	11.3%	$ 108.4	11.4%
Operating Income	$ 73.4	7.0%	$ 322.1	30.5%	$ 230.5	24.2%

*2005 excludes the pre-tax impact of the patent judgment of $240.0 million and the United Kingdom facility damage of $8.7 million recorded in Q4 2005. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions)

Q4 2005 Non-GAAP Adjustments

	Reported	Non-GAAP Adjustments	Adjusted Non-GAAP*
Cost of Goods Sold	**$ 255.7**	$ (3.2)	**$ 252.5**
Gross Profit	**$ 799.2**	$ 3.2	**$ 802.4**
SG & A	**$ 585.3**	$ (245.5)	**$ 339.8**
Operating Income	**$ 73.4**	$ 248.7	**$ 322.1**
Earnings before taxes	**$ 77.0**	$ 248.7	**$ 325.7**
Income Taxes	**$ 16.3**	$ 41.0	**$ 57.3**
Net Earnings	**$ 60.7**	$ 207.7	**$ 268.4**
Diluted EPS	**$ 0.19**	$ 0.67	**$ 0.86**

***Adjustments for the patent judgment and the United Kingdom facility damage booked in Q4 2005 are non-GAAP measures and are provided to help investors better compare results of operations from 2005 and 2004.**

Full Year 2005 Income Statement Detail

	Reported 2005	% of Sales	Adjusted 2005*	% of Sales	2004	% of Sales
Gross Profit	$3,290.1	75.3%	$3,293.3	75.4%	$2,832.0	72.4%
SG&A	$1,594.7	36.5%	$1,349.2	30.9%	$1,237.3	31.6%
R & D	$ 421.8	9.7%	$ 421.8	9.7%	$ 390.4	10.0%
Operating Income	$1,187.9	27.2%	$1,436.6	32.9%	$1,131.8	28.9%

*2005 excludes the pre-tax impact of the patent judgment of $240.0 million and the United Kingdom facility damage of $8.7 million recorded in Q4 2005. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions)

2005 Full Year Non-GAAP Adjustments

	Reported	Non-GAAP Adjustments	Adjusted Non-GAAP*
Cost of Goods Sold	$ 1,078.4	$ (3.2)	$ 1,075.2
Gross Profit	$ 3,290.1	$ 3.2	$ 3,293.3
SG & A	$ 1,594.7	$ (245.5)	$ 1,349.2
Operating Income	$ 1,187.9	$ 248.7	$ 1,436.6
Earnings before taxes	$ 1,202.9	$ 248.7	$ 1,451.6
Income Taxes	$ 271.9	$ 41.0	$ 312.9
Net Earnings	$ 931.0	$ 207.7	$ 1,138.7
Diluted EPS	$ 2.98	$ 0.67	$ 3.65

*Adjustments for the patent judgment and the United Kingdom facility damage booked in Q4 2005 are non-GAAP measures and are provided to help investors better compare results of operations from 2005 and 2004.

Reported Tax Rate vs. "Base" Rate

	2005	2004	2003
Reported Effective Tax Rate	22.6%	22.6%	30.6%
Total Net Impact of "Non-structural" Items	2.5%	5.2%	2.6%
"Base" Effective Tax Rate	25.1%	27.8%	33.2%

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

(dollars in millions)

Balance Sheet Highlights

	12/31/05	12/31/04
Short and Long Term Borrowings	$ 1,083.4	$ 988.0
Cash and Cash Equivalents	$ 1,457.2	$ 1,093.4
Consolidated S/H Equity	$ 2,556.1	$ 2,187.9
A/R Change (From 12/31/04)	4.1%	N/A
Inventory Change (From 12/31/04)	(6.2%)	N/A

(dollars in millions)

Cash Flow Highlights

	2005	2004
Net Cash From Operations	$ 1,235.0	$ 1,047.8
Net Cash From Investing	$ (382.3)	$ (255.5)
Free Cash Flow*	$ 852.7	$ 792.3

*Free cash flow is a non-GAAP term defined as net cash from operations less net cash from investing. Free cash flow is presented as a means for investors to evaluate cash flows.

(dollars in millions)

2006 Outlook

2006 Full Year Financial Guidance

- Sales range from $4.75 to $4.80 billion
  - Global growth across major product lines
  - Share gains from recent product launches
  - Continued faster growth in emerging markets
- *AcrySof® ReSTOR®* sales of $150-$170 million

2006 Full Year Financial Guidance

- **Reported EPS expected to be $3.98 to $4.07**
  - Higher gross margin from product mix and production efficiencies
  - Stable to slightly improving SG&A
  - Lower effective tax rate
- **Excluding FAS 123R option expense, Adjusted EPS expected to be $4.18 to $4.27**
  - 45% of option expense projected for Q1
  - 55% spread evenly in remaining three quarters

Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon
TOTAL PLUS
DuoVisc